# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Navios Maritime Partners L.P., CIK 0001415921
CUSIP: Y62267409
Title of class of securities: Common Units, representing limited partner interests
Address of issuer's principal executive offices: 7 Avenue De Grande Bretagne, Office 11b2, Monte Carlo, Monaco (O9), 98000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001596889

## Reporting persons
- George O. Sertl, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,510,013; shared voting power 0; sole dispositive power 1,510,013; shared dispositive power 0; aggregate amount beneficially owned 1,510,013 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Navios Maritime Partners L.P.
Address of issuer's principal executive offices: 7 Avenue De Grande Bretagne, Office 11B2, Monte Carlo, MC 98000, Monaco

## Item 2. Person Filing
Name of person filing: George O. Sertl, Jr.
Address of principal business office or, if none, residence:
George O. Sertl, Jr.
49 Green Street
Inlet Beach, FL 32461
Citizenship: George O. Sertl, Jr. - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: George O. Sertl, Jr. - 1,510,013
Percent of class: George O. Sertl, Jr. - 5.1%
Sole power to vote or to direct the vote: George O. Sertl, Jr. - 1,510,013
Shared power to vote or to direct the vote: George O. Sertl, Jr. - 0
Sole power to dispose or to direct the disposition: George O. Sertl, Jr. - 1,510,013
Shared power to dispose or to direct the disposition: George O. Sertl, Jr. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- George O. Sertl, Jr.: GEORGE O. SERTL, JR., By: /s/ George O. Sertl, Jr. (02/14/2025)
Comment: * The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.